November 3, 2010

Mr. Michael Clampitt

Senior Attorney-Advisor

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sterling Financial Corporation (“Sterling”)

Registration Statement on Form S-1

Filed September 24, 2010

File No. 333-169579

Dear Mr. Clampitt:

This letter responds to your letter dated October 7, 2010, regarding Sterling’s Registration Statement on Form S-1. We have included our responses following your original inquiries, with the numbered paragraphs below corresponding to the numbered comments in your letter and with your comments reproduced in bold. We are submitting this letter concurrently with the filing of Amendment No. 1 to Sterling’s Registration Statement on Form S-1.

Form S-1, filed September 24, 2010

General

1. We note that you are intending to hold a Special Meeting on October 21, 2010 in order to approve an amendment to your Restated Articles of Incorporation to increase the number your authorized shares. We are monitoring the results of that Special Meeting before this Registration Statement may be declared effective.

Response:

Sterling respectfully submits that all of the proposals presented at the October 21, 2010 Special Meeting were approved by Sterling’s shareholders, including the amendment to the Restated Articles of Incorporation to increase the number of authorized shares, and that the amendment has been filed with the Washington Secretary of State.

2. Please revise your Registration Statement so that you remove the Explanatory Note and instead insert a Recent Development section to the Summary which would include the results of your recapitalization actions, shareholder votes and results from the quarter ended September 30, 2010, if available. We may have further comments.

Mr. Michael Clampitt

November 3, 2010

Response:

Sterling respectfully submits that it has removed the Explanatory Note and inserted a Recent Development section to the Summary which describes the results of our recapitalization actions, shareholder votes and summarizes the results from the quarter ended September 30, 2010. We intend to file Amendment No. 2 to the S-1 to update the financial information for the third quarter in the rest of the document after we have filed our quarterly report on Form 10-Q for the period ended September 30, 2010.

Prospectus Summary, page 7

3. Please include a separately captioned section following your “The Recapitalization” section which provides a discussion of the current status of your SSB Consent Agreement and Reserve Bank Agreement.

Response:

Sterling respectfully submits that it has added a separately captioned section that provides a discussion of the current status of the SSB Consent Agreement and Reserve Bank Agreement.

Risk Factors, page 13

4. Revise the Risk Factor on page 14 that begins “We cannot assure” and other similarly worded Risk Factors to avoid making statements that there “can be no assurance” that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance. This particular Risk Factor should focus on the risks associated with not satisfying the terms of the SSB Consent Agreement and the Reserve Bank Agreement.

Response:

Sterling respectfully submits that it has revised its Risk Factors to remove statements that there can be no assurance that a given event might or might not happen.

Mr. Michael Clampitt

November 3, 2010

Closing Comments

In providing this response, Sterling acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Sterling from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	Sterling may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any comments or questions to our counsel Andrew J. Schultheis of Witherspoon Kelley at (509) 624-5265 or, in his absence, Sarah K. Solum of Davis Polk & Wardwell LLP at (650) 752-2011.

Sincerely,

STERLING FINANCIAL CORPORATION

By:	/s/ Daniel G. Byrne
Daniel G. Byrne
Executive Vice President, Assistant
Secretary, and Chief Financial Officer